DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005851

January 20, 2004

David A. Dedman
Associate General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: Lockheed Martin Corporation
Incoming letter dated December 19, 2003

Dear Mr. Dedman:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Lockheed Martin by Larry Beauregard. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 28 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Larry Beauregard
3530 Silver Spur Lane
Acton, CA 93510

936468

Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817
Telephone 301·897·6177 Facsimile 301·897·6587
E-mail: david.dedman@lmco.com

LOCKHEED MARTIN

David A. Dedman
Associate General Counsel

December 19, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Lockheed Martin Corporation: Stockholder Proposal of Larry Beauregard

Ladies and Gentlemen:

On November 12, 2003, Lockheed Martin Corporation received a stockholder proposal (together with the supporting statement, the "Proposal") from Larry Beauregard for inclusion in the proxy statement to be distributed by Lockheed Martin in connection with its 2004 Annual Meeting of Stockholders. The Proposal is attached as Exhibit A.

We hereby notify the Securities and Exchange Commission and Mr. Beauregard, as the Proponent, that Lockheed Martin intends to exclude the Proposal from its 2004 Proxy Statement pursuant to Rule 14a-8 promulgated by the Commission under the Securities Exchange Act of 1934. We request that the Staff confirm that it will not recommend any enforcement action to the Commission if Lockheed Martin excludes the Proposal from its proxy materials.

The Proposal

The Proposal requests that Lockheed Martin "abolish the practice of forced distribution of annual employee performance evaluations." The text of the full resolution contained in the Proposal is as follows:

> **RESOLVED**: that the stockholders of Lockheed Martin assembled in Annual Meeting in person and by proxy hereby request the Board of Directors, direct that Lockheed Martin Human Resources Department, abolish the practice of forced distribution of annual employee performance evaluations, which was commenced this year.

Statement of Reasons for Exclusion

Lockheed Martin believes that it may exclude the Proposal from its 2004 Proxy Statement for three reasons. First, Lockheed Martin believes that the Proposal relates to Lockheed Martin's ordinary business operations and, therefore, may be excluded pursuant to Rule 14a-8(i)(7). Second, Lockheed Martin believes that the Proposal is designed to further a personal interest that is not shared by the other stockholders at large and therefore may be excluded under Rule 14a-8(i)(4). Last, Lockheed Martin believes that the Proposal contains statements that are false and misleading within the meaning of Rule 14a-9 and, therefore, may be excluded pursuant to Rule 14a-8(i)(3).

Supporting Argument

I. Lockheed Martin May Exclude the Proposal Because the Proposal Relates to Lockheed Martin's Ordinary Business Operations

Rule 14a-8(i)(7) provides for the exclusion of a stockholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." This rule reflects a long-standing policy that ordinary business issues are best determined by a company's management and board of directors, "since it is impracticable for shareholders to decide how to solve such problems at the annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). This policy reflects the reality of two aspects of modern corporate governance. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* Second, shareholders are not in a position to make complex decisions that seek to micro-manage the company. *Id.*

The Commission's May 1998 release cited the following "fundamental" activities as examples of ordinary business operations: "the hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers." *Id.* Earlier pronouncements have summarized the underpinnings of this policy as follows:

> As a general rule, the [S]taff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation. *United Technologies* (Feb. 19, 1993).

The Staff has consistently permitted a company to exclude proposals under Rule 14a-8(i)(7) that relate to general employee matters, unless a proposal relates to executive compensation matters or significant social policy issues. *See SEC Release No. 34-40018* (May 21, 1998). *See, e.g., Lucent Technologies Inc.* (Nov. 26, 2003) (exclusion of proposal to stop increases in management compensation until retirement benefits are restored, as proposal dealt with general corporate matters); *Wal-Mart Stores, Inc.* (Apr. 2, 2002) (exclusion of proposal to increase pay and benefits to employees, as proposal dealt with employee benefits, general compensation matters and employee relations); *UAL Corp.* (Feb. 17, 2002) (exclusion of proposal that company provide shareholders with SERP information, as proposal dealt with general employee benefits (company SERPs covered thousands of employees)); *The Boeing Company* (Feb. 6, 2002) (exclusion of proposal to replace performance bonus plans with share value trust, as proposal dealt with general compensation matters); *W.R. Grace & Co.* (Feb. 29, 1996) (exclusion of proposal to establish "high performance work place," as proposal dealt with employee related matters); *CBS Inc.* (March 23, 1993) (exclusion of proposal to eliminate particular job performance criteria for managers, as proposal dealt with training, qualifications and evaluations of employees for management positions).

The Proposal advocates a change to the method by which Lockheed Martin evaluates the performance of substantially all of its employees. The evaluation system alluded to in the Proposal is the Lockheed Martin Performance Recognition System ("PRS"). The PRS is used to evaluate the performance of thousands of employees throughout the Corporation, including all non-represented salaried employees, but excluding senior management. As such, the Proposal deals with activities the Staff has concluded are the essence of ordinary business operations; namely: employee supervision, labor-management relations and conditions of employment, as well as other issues that relate to the evaluation process such as employee hiring and firing, general compensation issues and employee training and motivation. The Proposal does not relate to executive compensation matters.[1] Furthermore, the Proposal does not address a significant social policy issue. Exclusion of the Proposal is further supported by the policy underlying Rule 14a-8(i)(7) as the determination of procedures and methods to best evaluate employees is an issue that is complex in nature and impracticable for shareholders to resolve at an annual meeting.

For the foregoing reasons, we believe that the Proposal may be excluded from Lockheed Martin's 2004 Proxy Statement pursuant to Rule 14a-8(i)(7) and respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is so omitted.

II. Lockheed Martin May Exclude the Proposal Because It Is Designed to Further a Personal Interest Which Is Not Shared By the Other Stockholders at Large

The Commission has stated that the reason for the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them **as stockholders**." *SEC Release No. 3638* (Jan. 3, 1945)(*emphasis added*). Rule 14a-8(i)(4) provides for the exclusion of a stockholder proposal if the proposal "relates to the redress of a **personal claim or grievance** against the company ... or if it is designed to result in a benefit to [a shareholder], or to further a personal interest, which is not shared by the other shareholders at large" (*emphasis added*).

[1] Lockheed Martin's executive officers and senior management are not evaluated under the PRS. Executive officers and senior management are evaluated, and have their incentive compensation determined, separately under the Lockheed Martin Management Incentive Compensation Plan (MICP).

The Proposal should be excluded, because it relates to an issue that is personal in nature to the Proponent in his capacity as an employee and is not of interest to the stockholders at large. The Proposal requests that the current method of evaluating the performance of Lockheed Martin employees be altered. Annual increases in compensation, and employee promotion are all related to the results of the performance evaluation.

The Proponent is a Lockheed Martin employee and his performance is evaluated under the performance recognition system alluded in the Proposal. In 2003, the Proponent received a lower performance rating and a lower percentage salary increase than he received in the preceding year. As such, the Proponent has a personal interest in the Proposal, which is intended to result in a benefit to the Proponent, rather than to the stockholders at large. The Proponent recognized this fact in correspondence with Lockheed Martin's Corporate Secretary by stating: "I would prefer that this not be put before the annual stockholders meeting as it adds no value to the corporation and could easily be resolved by the board of directors. However [sic] failing the action of the board of the directors to dissolve the forced distribution policy I would like to submit the attached proposal to the stockholders annual meeting for vote." The Proponent met with a representative of the Corporation's Human Resources group to discuss the performance evaluation system and has requested that the system be changed. The Proponent also wrote to the Corporate Secretary to ask that Lockheed Martin's Board of Directors consider his request. After failing to resolving his personal grievance through ordinary-course business communications, the Proponent submitted the current Proposal.

Management and the Board periodically review and evaluate the Corporation's performance evaluation systems and compensation arrangements. As part of this periodic review and evaluation process, Lockheed Martin seeks the advice and recommendations of its employees. In fact, the PRS was designed using employee input and survey information. The PRS was adopted in 2001 and was implemented across all of the Corporation's lines of business over a two-year phase in period. Prior to 2001, different evaluation systems were used by different business areas across the Corporation. The PRS was adopted to establish and apply consistent performance expectations and performance measures with uniform definitions across each of the Corporation's businesses. The Corporation believes that the PRS is a more consistent and effective system to evaluate employee performance than the previous systems.

Lockheed Martin believes that this issue should be addressed through the ordinary course of its business, which includes open and candid internal discussions with its employees. The Proponent has a clear personal interest and has asserted a personal grievance relating the manner in which his own personal performance was evaluated under the PRS. To convert the stockholder proposal process into a forum for the airing of personal grievances of employees, or a forum for objecting to their own personal performance ratings, would result in undue expense to public companies and result in a distraction from those issues and matters that are appropriately considered by stockholders at the annual meeting.

The Staff has consistently permitted the exclusion of proposals submitted by retirees addressing changes in pension benefits under Rule 14a-8(i)(4) because such proposals are designed to result in a benefit to the proponents or to further their personal interest, which benefit or interest is not shared with other shareholders at large. *See, e.g., Union Pacific Corp.* (Jan. 31, 2000) (exclusion of proposal to repeal a pension plan provision that was deemed detrimental to the proponent); *Int'l Bus. Machines Corp.* (January 20, 1998) (exclusion of proposal to increase minimum pension benefits to retirees where the proponent was a retiree of the company). The Proposal, which was submitted by an employee to address changes in the employee performance evaluation system, similarly, may be excluded because it is directed to matters relevant to Lockheed Martin's employees in their capacity as employees as opposed to all of Lockheed Martin's stockholders.

In numerous circumstances, the Staff has concurred that a proposal may be omitted because the proposal did not relate to matters of interest to the stockholders generally, but related to compensation or other matters related to the proponent. *See Johnson & Johnson* (Jan. 7, 2000) (exclusion of proposal that company compensate inventors of products sold by company where proponent was inventor); *Northern States Power Co.* (February 16, 1995) (exclusion of proposal that company implement revised incentive compensation plan where proponent would receive financial gain related to the proposal); *Caterpillar Inc.* (Dec. 13, 1993) (exclusion of proposal to pay overtime to management employees working extra shifts where proponent was management employee). The Staff has also concurred that although a proposal "does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance." *Merck & Co., Inc.* (Jan. 22, 2003) (exclusion of proposal requesting company to establish standards of competence and integrity where proponent was former employee and proposal related to personal claim or grievance or personal interest not shared by stockholders at large) (citing *USX Corp.* (December 28, 1995); *Texaco, Inc.* (March 18, 1993); *Eastman Kodak Co.* (March 5, 1993)).

Lockheed Martin believes that the essence of the proponent's proposal is one of personal grievance or personal interest that is relevant to the Proponent's position as an employee of Lockheed Martin, as opposed to his interest as a stockholder. For the foregoing reasons, we believe that the Proposal may be excluded from Lockheed Martin's 2004 Proxy Statement pursuant to Rule 14a-8(i)(4) and respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is so omitted.

III. Lockheed Martin May Exclude the Proposal Because the Proposal Contains False and Misleading Statements

Rule 14a-8(i)(3) provides for the exclusion of a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 prohibits solicitation by means of a proxy statement which contains a statement that is false or misleading or which fails to state any material fact necessary to make the statements therein not false or misleading.

The Staff has recognized that a proposal may be excluded as false and misleading within the meaning of Rule 14a-9 if it is so inherently vague and indefinite such that neither the stockholders voting on the proposal nor the company implementing the proposal would be able to determine with reasonable certainty the actions that the proposal requires. *See Alaska Air Group, Inc.* (March 26, 2000); *The Boeing Company* (March 2, 2000); *Nynex Corp.* (Jan. 12, 1990). Further, the Staff has consistently found that portions of a proposal may be excluded if they "contain false or misleading statements, or inappropriately cast a proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact." *The Boeing Company* (Feb. 18, 2002). *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Security Financial Bancorp* (July 6, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001); *UAL Corp.* (Feb. 23, 2001). *Johnson Controls, Inc.* (Nov. 14, 2002);

The following are examples of statements and portions of the Proposal that are false and misleading or otherwise may be excluded as a result of the provisions of Rule 14a-8(i)(3) and Rule 14a-9.

(1) The Proposal inaccurately characterizes the performance recognition system as a "forced" distribution system. The resolution itself seeks to "abolish the practice of forced distribution of annual employee performance evaluations . . . " The PRS is not a "forced distribution" performance evaluation system. Under the PRS, an employee may receive one of five possible performance ratings: "exceptional"; "high contributor"; "successful contributor"; "basic contributor"; and "unsatisfactory". There are recommended guidelines for the distribution of the rating categories across the Corporation's employee population base. However, these guidelines are not mandatory and are not "forced". The rating distribution guidelines are one of the tools developed to help managers understand what level of employee performance and differentiation is expected. The guidelines are intended to help set employee performance expectations and to evaluate whether the rating scale has been applied consistently. PRS training materials instruct managers not to force employee performance ratings into categories that are not descriptive of personal performance. The guidelines suggest that ratings be distributed within discretionary banded ranges as follows: exceptional (0-15%); high contributor (10-25%); successful contributor (40-70%); and basic contributor (as appropriate, 0-15%). There is no percentage distribution range assigned to the lowest rating, "unsatisfactory". This rating is applied only as appropriate. Unlike a forced distribution system, the guidelines are not mandatory and are not applied using a normal or bell curve distribution model. In fact, the guideline percentages assigned to the top three categories exceed 100%. There is no forced correlation or relationship between any of the categories. For example, the number of exceptional ratings does not have to equal the number of unsatisfactory ratings. The PRS guidelines are, in fact, heavily skewed in favor of the top three ratings in recognition of the fact that Lockheed Martin has been very successful in attracting and retaining a very talented and highly-trained workforce. The distribution guidelines also recognize that all Lockheed Martin

employees are expected to be successful contributors, and do not assume – or force – employees to be evaluated as unsatisfactory. The statements characterizing Lockheed Martin's performance evaluation system as a "forced" distribution system are misleading and without factual basis and should be deleted from the Proposal.

(2) The Proposal states that "forcing personnel evaluations to fit some predetermined distribution has been attempted by other large entities in the past, such as The Air Force and Ford Motor Company, and in most cases has failed in a flurry of successful lawsuits, reverting back to the old standard of evaluating personnel, based on individual contribution and merit." This statement should be deleted from the Proposal for several reasons. First, the Proposal fails to provide any evidence that the Air Force and Ford Motor Company previously adopted a performance evaluation system that was substantially similar to Lockheed Martin's plan, whether such system was the target of a lawsuit, and whether the Air Force and Ford Motor Company reverted to a system of evaluating employees, based on individual contribution and merit, that is substantially different than Lockheed Martin's system. Second, the Proponent fails to provide evidence that there have been any lawsuits challenging evaluation standards that are substantially similar to Lockheed Martin's performance evaluation system, and, if any such lawsuits existed or currently exist, the names of the parties and the outcome of the litigation. Third, the statement is false and misleading in that it implies that Lockheed Martin's current system is *not* based on individual contribution and merit. Individual contribution and merit are, in fact, key components in evaluating the performance of a Lockheed Martin employee under the current system. These statements are misleading and without factual basis and should be deleted from the Proposal.

(3) The Proponent states in the second paragraph that Lockheed Martin's current method of evaluating employees has "resulted in the downgrading of many high performing employees to just 'successful' contributors, thereby causing a great disharmony in the workforce." The Proponent fails to provide support for his statement. Lockheed Martin believes that the current evaluation program is superior to the system previously in place in that it evaluates employees on a consistent basis according to Lockheed Martin's view of the level of performance required in an increasingly demanding and evolving marketplace. Further, the statement that there is a "great disharmony in the workforce" is without factual support and is misleading. While the Proponent may not be satisfied with his own performance rating under the PRS, Lockheed Martin is unaware that "great disharmony" in the workforce has resulted from the evaluation system. These statements are false and misleading and without factual support, and should be deleted from the Proposal.

(4) The examples cited by the Proponent in paragraphs five and seven of the Proposal are incorrect and do not accurately reflect the manner in which the PRS system works. The Proposal states:

> If we have 21.7% outstanding performing personnel, for example, the Company should consider itself to be fortunate and its recruiting program to be highly successful, [sic] under the newly imposed evaluation distribution system, 11.7% of those high performers

would be downgraded to successful contributors to maintain the required distribution of 10% maximum.

The PRS does not have an "outstanding" performance rating per se. Under the PRS guidelines, up to 15% of employees could be expected to be rated in the highest rated - "exceptional" – category and up to 40% could be expected to be rated in the first and second (exceptional and high contributor) categories. Hence, if 21.7% of employees were rated as exceptional or high contributors, the guidelines would not recommend that any of them be downgraded to the third - "successful contributor" - rating, contrary to the Proposal's statement that 11.7% would be so downgraded. Contrary to the statement in the Proposal, 10% is not the maximum number of employees that can be rated "exceptional" or "high contributors". As noted above, the guidelines recommend that up to 15% of employees could be rated "exceptional" and up to an additional 25% could be rated "high contributor". If the guidelines were applied to the hypothetical example of 20 employees, as suggested in paragraph seven of the Proposal, the suggested distribution would for up to 3 employees to receive an exceptional rating and for up to 5 employees to receive a high contributor rating, for a total of 8 employees, as opposed as to the maximum of 2 employees stated in the Proposal. Moreover, the guidelines are intended to be applied against an employee base of thousands of employees, primarily as a tool to evaluate consistent use of definitions and fair application of ratings. They are not intended to be applied to small groups of 20 employees as suggested by the Proposal. The PRS training materials instruct managers not to apply the guidelines to business areas with less than 100 employees in recognition of the fact that small groups may include a disproportionate number of exceptional performers or may have attributes that are not representative of the employee base as a whole. The examples cited are inaccurate, do not reflect the manner in which the guidelines are in fact applied, are without factual basis and are misleading to stockholders. Accordingly, the examples should be deleted from the Proposal.

(5) The Proposal states that "it is inherently unjust to force people to conform to some preconceived distribution of performance and castes [sic] great doubt on our claim of being the 'Company of choice' to work for." This statement is false and misleading in that it is not stated as an opinion of the Proponent and it implies that Lockheed Martin doubts that it is a "company of choice" for employment opportunities. Furthermore, if the statement were to be revised to reflect the opinion of the Proponent, it would be false in that the statement implies that Lockheed Martin has purposefully adopted a policy that is "unjust" and "forces" its employees to "conform" to unreasonable standards. This statement sets forth an opinion that is in direct contradiction to Lockheed Martin's view that the current performance evaluation system is superior to past systems and will, therefore, result in a benefit not only to stockholders but to employees, as well. As such, this statement is false and misleading and should be deleted from the Proposal.

(6) The Proposal states that "[a] subtle defect associated with the forced distribution of employee evaluations [*i.e.,* age discrimination] has been the focus of the successful lawsuits, [sic] against some industry giants." As discussed in paragraph (2) above, the Proponent fails to

identify and cite to any successful lawsuits regarding employee evaluation systems that are substantially similar to Lockheed Martin's evaluation system. More specifically, the Proponent fails to provide evidence that there have been successful lawsuits alleging that age discrimination results from a substantially similar performance evaluation system. In the event that such lawsuits have, in fact, been brought, the Proponent fails (i) to properly identify the entities against whom they were brought, instead referring generally to "industry giants," a term that is vague and unclear, (ii) to state the outcome of such lawsuits and (iii) to disclose whether other lawsuits have resulted in different outcomes. Finally, even if there have been successful suits in which an employee evaluation system similar to the Lockheed Martin system was involved, the suits necessarily would have involved allegations that the performance evaluation systems being used by other companies were applied in a manner that resulted in unlawful age discrimination. Lockheed Martin's system is not directed at employees of any particular age and, in fact, the intent of the evaluation process is to evaluate employees based solely on their performance in the jobs to which they have been assigned. This statement is misleading to shareholders and without factual basis. Accordingly, it should be deleted from the Proposal.

(7) The final two paragraphs of the Proposal impugn the character and integrity of Lockheed Martin, its directors and management without any factual foundation. Note (b) of Rule 14a-9 specifically provides the following as an example of what may be misleading under the Rule: "Material which directly or indirectly impugns the character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The final two paragraphs of the Proposal suggest that Lockheed Martin engages in age discrimination through its performance evaluation system which favors young employees, regardless of merit, to the detriment of "long term (older) employees." The Proponent suggests that performance evaluations will unfairly and unlawfully benefit younger employees who will not be "rated in accordance with their actual performance." These statements are false and misleading. Lockheed Martin evaluates its employees by consistent evaluation standards and uniformly applies those standards in good faith to all employees who are subject to the performance evaluation system. In practice, longer-term, more-experienced employees tend to receive higher performance ratings than less experienced employees who have been employed for less time. By implying that Lockheed Martin engages in age discrimination by inappropriately rewarding young employees who fail to meet performance standards, these statements impugn the character and integrity of Lockheed Martin, its directors and officers, are without factual foundation, and may therefore properly be deleted from the Proposal.

For the foregoing reasons, we believe that the Proposal may be excluded from Lockheed Martin's 2004 Proxy Statement pursuant to Rule 14a-8(i)(3) and respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is so omitted.

Conclusion and Request

For all the reasons set forth above, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the proxy statement to be distributed by Lockheed Martin in connection with its 2004 Annual Meeting of Stockholders and not recommend enforcement action to the Commission if Lockheed Martin excludes the Proposal. If the Staff desires further information, please contact me at (301) 897-6177.

In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments are enclosed. By copy of this letter and its attachments, we are notifying the Proponent of Lockheed Martin's intention to omit the Proposal from the proxy material to be distributed by Lockheed Martin in connection with its 2004 Annual Meeting of Stockholders.

Sincerely,

David A. Dedman

cc: Larry Beauregard

Lillian M. Trippett
Lockheed Martin Corporation

EXHIBIT A

The Proposal

STOCKHOLDER PROPOSAL --By Larry Beauregard

Mr. Larry Beauregard, 3530 Silver Spur Lane, Acton, California, 93510, the owner of 786 shares of Lockheed Martin common stock, intends to present the following proposal at this years Annual Meeting:

RESOLVED: that the stockholders of Lockheed Martin assembled in Annual Meeting in person and by proxy hereby request the Board of Directors, direct that Lockheed Martin Human Resources Department, abolish the practice of forced distribution of annual employee performance evaluations, which was commenced this year.

Stockholder's Supporting Statement

Reasons: forcing personnel evaluations to fit some predetermined distribution has been attempted by other large entities in the past, such as The Air Force and Ford Motor Company, and in most cases has failed in a flurry of successful lawsuits, reverting back to the old standard of evaluating personnel, based on individual contribution and merit, much as the Lockheed Martin Management Incentive Plan.

Lockheed Martin advertises that they are " the Company of choice to work for"; however this forced distribution of employee evaluations has resulted in the downgrading of many high performing employees to just " successful " contributors; thereby causing a great disharmony in the workforce.

It is inherently unjust to force people to conform to some preconceived distribution of performance and castes great doubt on our claim of being the "Company of choice" to work for. If we have 21.7 % outstanding performing personnel, for example, the Company should consider itself to be fortunate and it's recruiting program to be highly successful, under the newly imposed evaluation distribution system, 11.7 % of those high performers would be downgraded to successful contributors to maintain the required distribution of 10 % maximum.

A subtle defect associated with the forced distribution of employee evaluations has been the focus of the successful lawsuits, against some industry giants.

The defect occurs for example, when an allocation of 10%, is the maximum allowed for outstanding performing employees, translates to two, for a group of twenty personnel. The group has several long term (older) employees with 25 plus years invested in the company and several young employees with an investment of less than three years. Which group is most likely to leave if they receive a satisfactory rating, as opposed to being rated in accordance with their actual performance, certainly not the older highly invested group?

Therein lies the insidious age discrimination associated with forced distribution of employee evaluations.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lockheed Martin Corporation
Incoming letter dated December 19, 2003

The proposal requests that the board direct the Human Resources Department to "abolish the practice of forced distribution of annual employee performance evaluations."

There appears to be some basis for your view that Lockheed Martin may exclude the proposal under rule 14a-8(i)(7), as relating to Lockheed Martin's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Lockheed Martin omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lockheed relies.

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor